82-3565

vtech

03 JUL -1 AM 7:21 VTech Corporate Services Ltd

Exempted No. : 82-3565
Our Ref. No. : PF209-51/03/ac
Direct Line : (852) 2680 5031 / 2680 5033
Fax No. : (852) 2680 5277
(Please contact Anthony AU / Annie Yy CHAN)



03024239

30th June 2003

By courier

The U.S. Securities & Exchange Commission
Office of International Corporate Finance
Shop 3-7, 450 Fifth Street N.W.
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sirs

Re : VTech Holdings Limited
-Filing of Materials pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b), we enclose herewith a copy of the notice of annual general meeting of VTech Holdings Limited dated 27th June 2003 as published in an English newspaper in Hong Kong on 30th June 2003 for your filing.

Yours faithfully

PROCESSED
JUL 11 2003
THOMSON FINANCIAL

AU Shiu Kee, Anthony
Company Secretarial Manager

encl.

c.c. Ms. Kathy Jiang
ADR Div., The Bank of New York (New York)
Fax No. 1-212-571-3050
(with enclosure)

Ms. Eugenia Lee
ADR Div., The Bank of New York (Hong Kong)
Fax No. 2877 0863
(with enclosure)

The Standard 30th June 2003

vtech

VTech Holdings Limited

(Incorporated in Bermuda with limited liability)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting of shareholders of VTech Holdings Limited (the "Company") will be held at 3:30 p.m. (Hong Kong time) on Wednesday, 6th August 2003 at Jade Room, 6th Floor, The Marco Polo Hongkong Hotel, Harbour City, 3 Canton Road, Tsimshatsui, Kowloon, Hong Kong in order to consider the following business:

ORDINARY BUSINESS

1. "THAT the Audited Financial Statements and the Reports of the Directors and Auditors for the year ended 31st March 2003 be received."

2. "THAT a final dividend for the year ended 31st March 2003 be declared."

3. "THAT the retiring director(s) pursuant to bye-law 112 of the bye-laws of the Company (the "Bye-laws") be re-elected."

4. "THAT the remuneration of the directors of the Company be determined."

5. "THAT KPMG, the retiring auditors who were appointed by the board of directors of the Company (the "Directors") in February 2003 to fill the casual vacancy arising by reason of the resignation of PricewaterhouseCoopers, being eligible and offering themselves for re-appointment, be re-appointed as the auditors of the Company to hold office until the conclusion of the next annual general meeting and that their remuneration be determined by the Directors."

SPECIAL BUSINESS

Resolutions 6 to 8 will be proposed as ordinary resolutions of the Company:

6. "THAT:

   (a) subject to the provisions of paragraphs (b) to (d) below, the exercise by the Directors of all the powers of the Company to repurchase ordinary shares of US$0.05 each in the share capital of the Company on the London Stock Exchange plc (the "London Stock Exchange") and/or The Stock Exchange of Hong Kong Limited or on any other stock exchange on which the shares of the Company may be listed subject to and in accordance with all applicable laws and the provisions of, in the manner specified in, the Listing Rules of the Financial Services Authority in the United Kingdom, the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Hong Kong Code on Share Repurchases be and is hereby generally and unconditionally approved;

   (b) the aggregate nominal amount of shares hereby authorised to be repurchased by the Company pursuant to the approval in paragraph (a) above shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of the annual general meeting at which this resolution is passed;

   (c) the maximum price that may be paid for each of the shares to be repurchased by the Company pursuant to the approval in paragraph (a) above is 5% above the middle market quotation of those shares as derived from the London Stock Exchange's Daily Official List for the five dealing days immediately prior to the date of repurchase of such shares and the minimum price that may be paid for each of the shares is US$0.05 being the nominal value of the shares; and

   (d) the authority hereby conferred on the Company pursuant to the approval in paragraph (a) above shall expire on the earlier of (i) the conclusion of the annual general meeting of the Company to be held in 2004, or (ii) the date falling fifteen months from the date of the annual general meeting convened by the notice of which this resolution forms part or such shorter period within which the next annual general meeting of the Company is required by any applicable laws or the Company's Bye-laws to be held, or (iii) such authority given under this resolution being renewed, revoked or varied by ordinary resolution of shareholders of the Company in general meeting."

7. "THAT:

   (a) subject to the provisions of paragraphs (b) and (c) below, the exercise by the Directors of all the powers of the Company to allot, issue and deal with additional authorised and unissued shares in the capital of the Company and to make or grant offers, agreements and options, including warrants to subscribe for shares and other rights of subscription for or conversion into shares, which might require the exercise of such powers, be and is hereby generally and unconditionally approved;

   (b) the aggregate nominal amount of the share capital to be allotted, issued and dealt with by the Directors of the Company pursuant to the approval in paragraph (a) above, other than as set out in nominal amount of the share capital of the Company in issue as at the date of the annual general meeting of the Company at which this resolution is passed and as enlarged by the allotment and issue of shares following the exercise of options pursuant to the 2001 Share Option Scheme and the authority conferred on the Directors pursuant to paragraph (a) above shall expire on the earlier of (i) the conclusion of the annual general meeting of the Company to be held in 2004, or (ii) fifteen months from the date of the annual general meeting convened by the notice of which this resolution forms part or such shorter period within which the next annual general meeting of the Company is required by any applicable laws or its Bye-laws to be held or (iii) such authority being revoked or varied by ordinary resolution of the shareholders of the Company in general meeting, save that, in each case, this authority shall allow the Company before the expiry of this authority to make or grant offers, agreements and options (including warrants to subscribe for shares and other rights of subscription for or conversion into shares) which would or might require shares to be allotted and issued after such expiry and the Directors may allot, issue and deal with the shares in pursuance of such offers, agreements and options as if the authority conferred hereby had not expired;

   (c) the provisions of paragraph (b) above shall not apply to the aggregate nominal amount of share capital allotted and/or issued or agreed to be conditionally or unconditionally issued and/or allotted by the Directors pursuant to:

      (i) a rights issue where shares are offered for a fixed period to shareholders in proportion to their then holdings of shares on a fixed record date (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or stock exchange in, any territory applicable to the Company); or

      (ii) any scrip dividend scheme or similar arrangements implemented in accordance with the Company's Bye-laws; or

      (iii) any share option scheme of the Company; and

   (d) the approval in paragraph (a) above shall be in addition to any other authorisation given to the Directors."

8. "THAT conditional on the passing of Resolution 7 in the notice convening this meeting, the general mandate granted to the Directors and for the time being in force to exercise all the powers of the Company to allot, issue and deal with additional shares pursuant to Resolution 7 set out in the notice convening this meeting be and is hereby extended by the addition to the aggregate nominal amount of the share capital of the Company which may be allotted or agreed to be conditionally or unconditionally allotted by the Directors pursuant to such general mandate of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to Resolution 6, provided that such extended amount shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution."

By Order of the Board
CHANG Yu Wai
Company Secretary

Hong Kong, 27th June 2003

Notes:

1. A member entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not also be a member of the Company. To be valid, a proxy form, together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power or authority must be deposited at 23rd Floor, Tai Ping Industrial Centre, Block 1, 57 Ting Kok Road, Tai Po, New Territories, Hong Kong, not less than 48 hours before the time fixed for holding the meeting or any adjourned meeting. Completion and return of the form of proxy will not preclude a member from attending and voting in person if the member so wish.

2. The Registers of Members of the Company will be closed from 30th July 2003 to 6th August 2003, both days inclusive, to ascertain shareholder's rights for the purpose of attending and voting at the said annual general